                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       ----------------------------------


                               Amendment No. 4 to

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              THE GNI GROUP, INC.
                              (Name of the Issuer)

The GNI Group, Inc.            Mr. Carl V Rush, Jr.            Mr. Titus H. Harris, III
2525 Battleground Road         2525 Battleground Road          2525 Battleground Road
Deer Park, Texas 77536         Deer Park, Texas 77536          Deer Park, Texas 77536

Ms. Donna L. Ratliff           Green I Acquisition Corp.       399 Venture Partners, Inc.
2525 Battleground Road         399 Park Avenue                 399 Park Avenue
Deer Park, Texas 77536         New York, New York 10043        New York, New York 10043


                       (Name of Persons Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  362022 10 5
                     (CUSIP Number of Class of Securities)

                                Carl V Rush, Jr.
                             2525 Battleground Road
                             Deer Park, Texas 77536
                                 (281) 930-0350

                                WITH COPIES TO:

           Mr. David Blea, Esquire               Mr. Rick L. Wittenbraker
         Morgan, Lewis & Bockius LLP           Bracewell & Patterson, L.L.P.
              101 Park Avenue                711 Louisiana Street, Suite 2900
           New York, New York 10178                 Houston, Texas 77002

   This statement is filed in connection and with (check the appropriate box):

   a.   [x]   The filing of solicitation materials or in the information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b.   [ ]   The filing of a registration statement under the Securities Act of 1933.

   c.   [ ]   A tender offer.

   d.   [ ]   None of the above.

   Check the following box if the soliciting materials are preliminary copies. [ ]

                           Calculation of Filing Fee

        Transaction Valuation*                             Amount of Filing Fee
             $50,841,825                                         $10,169

Amount previously paid:    $10,169             Filing party: The GNI Group, Inc.
Form or registration no.:  Preliminary Proxy
                            Statement
                            Schedule 14A

----------------
* For purposes of calculating the fee only. This transaction applies to an aggregate of 6,634,525 shares (the "Cash Out Shares") of Common Stock of The GNI Group, Inc. (GNI or the "Company") computed as follows: (i) 6,634,525 outstanding shares of GNI Common Stock, less (ii) 75,509 shares (the "Continuing Shares") held by certain members of management (the "Continuing Stockholders") which will remain outstanding after the Merger as described in the Proxy Statement submitted as Exhibit (h) hereto.

   The cash consideration being offered to stockholders of GNI for each share of Common Stock is $7.00 per share.

   The proposed maximum aggregate value of the transaction is $50,841,825 (sum of (i) the product of the Cash Out Shares and $7.00, and (ii) cash consideration of $4,729,437 to be paid for the options and warrants being surrendered in connection with the transaction.) The total fee of $10,169 was paid by wire transfer on April 15, 1998 to the Federal lock box depository account at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the maximum aggregate value of the transaction.

   This transaction Statement (the "Statement") is being filed with the Securities and Exchange Commission by GNI, Mr. Carl V Rush, Jr., Mr. Titus H. Harris, III, Ms. Donna L. Ratliff, Green I Acquisition Corp. and 399 Venture Partners, Inc., (collectively, the "Filing Persons") in connection with the filing of a Proxy Statement by GNI under the Securities Exchange Act of 1934, as amended.


   This Statement relates to a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") between GNI and Green I Acquisition Corp., a Delaware corporation dated February 12, 1998, as amended by the First Amendment to the Merger Agreement dated June 17, 1998, pursuant to which Green I will be merged with and into GNI (the "Merger"). On July 23, 1998, the stockholders of GNI approved the Merger proposal, and on July 28, 1998, the Merger between Green I and GNI was consummated, and all rights and privileges of Green I were vested in GNI, as the surviving corporation. Accordingly, each outstanding share of GNI Common Stock will be converted into the right to receive $7.00 in cash for each share of GNI Common Stock, other than (i) 114,630 shares outstanding held by Messrs. Rush and Harris, III, Ms. Ratliff and 399 Venture Partners, Inc. and
(ii) approximately 345,000 shares of GNI Common Stock held by certain stockholders who have requested appraisal rights.

            Pursuant to General Instruction F to Schedule 13E-3, the information indicated below as contained in the Proxy Statement dated June 23, 1998 is hereby incorporated by reference in answer to the items of this Schedule. Where substantially identical information required by Schedule 13E-3 is included under more than one caption, reference may be made to only one caption of the Proxy Statement.

            The filing of this Statement shall not be construed as an admission by GNI, Mr. Rush, Mr. Harris, III, Ms. Ratliff, Green I Acquisition Corp. or 399 Venture Partners, Inc. that GNI is "controlled" by 399 Venture Partners, Inc. or Green I Acquisition Corp., or that either of Green I Acquisition Corp. or 399 Venture Partners, Inc. is an "affiliate" of GNI within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.


            The cross reference sheet on the following pages, which is supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the Proxy Statement that forms a part of the information required to be included in response to the items of the Transaction Statement. The information set forth in the Proxy Statement is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference.



                             CROSS REFERENCE SHEET

              Pursuant to General Instruction F of Schedule 13E-3


        Item in Schedule 13E-3             Caption in Proxy Statement



1.  ITEM 1. ISSUER AND CLASS OF
    SECURITY  SUBJECT TO THE
    TRANSACTION.

    Item 1(a)......................   "Notice of Special Meeting;" and
                                      "Information Concerning the GNI Special
                                      Meeting"

    Item 1(b)......................   "Information Concerning the GNI Special
                                      Meeting;" and "Market Price and Dividend
                                      Information"

    Item 1(c)......................   "Market Price and Dividend Information"

    Item 1(d)......................   "Market Price and Dividend Information;"
                                      and "The Merger--Debt Financing"

    Item 1(e)-(f)..................   Not applicable

2.  ITEM 2. IDENTITY AND
    BACKGROUND.

    Item 2(a)-(f)..................   "Questions and Answers about the Merger;"
                                      "Summary;" and Separately Filed with this
                                      Schedule 13E-3

3.  ITEM 3. PAST CONTACTS,
    TRANSACTIONS OR NEGOTIATIONS

    Item 3(a)-(b)..................   "Summary Special Factors--Background of
                                      Transaction;" "Special Factors--Interests the Merger of Directors and Executive
                                      Officers;" and "The Merger--Ownership of
                                      Capital Stock"

4.  ITEM 4. TERMS OF THE
    TRANSACTION


    Item 4(a)-(b)..................   "Notice of the Special Meeting;"
                                      "Information Concerning the GNI Special
                                      Meeting;" "The Merger" and "The Merger
                                      Agreement"



5.  ITEM 5. PLANS OR PROPOSALS OF
    THE ISSUER OR AFFILIATE

    Item 5(a)-(g)..................   "Special Factors--Estimates of Future
                                      Operations;" "--Interests of Directors
                                      and Executive Officers;" "The
                                      Merger--Ownership of Capital Stock;"
                                      "--Conduct of GNI's Business After the
                                      Merger," "--Certain Effects of the
                                      Merger;" "--The Surviving Corporation;"
                                      "--Debt Financing" and "--Board of
                                      Directors of the Company Following the
                                      Merger."

6.  ITEM 6. SOURCE AND AMOUNTS OF
    FUNDS OR OTHER CONSIDERATION

    Item 6(a)......................   "The Merger--Debt Financing" and
                                      "--Expenses of the Transaction."

    Item 6(b)......................   "The Merger--Expenses of the Transaction"

    Item 6(c)......................   "The Merger--Debt Financing"

    Item 6(d)......................   Not applicable



7.  ITEM 7. PURPOSE(S), ALTERNATIVES,
    REASONS AND EFFECTS


    Item 7(a)-(c)..................   "Special Factors--Background of the
                                      Merger Transaction;" "--The Board's
                                      Recommendation," "--Recommendation of the
                                      GNI Board; Effects and Reasons for the
                                      Merger;" "--Positions of Holders of
                                      Rollover Shares;" "--Purpose and Reasons of 399 Partners and Green I for the Merger" and "--Fairness Opinion"

    Item 7(d)......................   "The Merger--Certain Federal Income Tax
                                      Consequences of the Merger"

8.  ITEM 8. FAIRNESS OF THE
    TRANSACTION

    Item 8(a)-(f)..................   "Special Factors--Background of the
                                      Merger Transaction;" "--Fairness
                                      Opinion;" "--Recommendation of the GNI
                                      Board; Effects and Reasons for the
                                      Merger;" "--the Board's Recommendation;"
                                      "--Positions of Holders of Rollover
                                      Shares;" "--Positions of 399 Partners and
                                      Green I as to Fairness of the Merger;"
                                      "--Information Concerning the GNI Special
                                      Meeting" and "The Merger Agreement"

9.  ITEM 9. REPORTS, OPINIONS,
    APPRAISALS AND CERTAIN
    NEGOTIATIONS

    Item 9(a)-(c)..................   "Special Factors--Background of the
                                      Merger Transaction;" "--Fairness
                                      Opinion;" "--Recommendation of the GNI
                                      Board; Effects and Reasons for the
                                      Merger;" "--The Board's Recommendation"
                                      and Annex A to the Proxy Statement

10. ITEM 10. INTEREST IN SECURITIES
    OF THE ISSUER

    Item 10(a).....................   "Summary;" "Special Factors--Interests of
                                      Directors and Executive Officers;" and
                                      "The Merger--Ownership of Capital Stock"

    Item 10(b).....................   Not applicable

11. ITEM 11. CONTRACTS, ARRANGEMENTS
    OF UNDERSTANDINGS WITH RESPECT
    TO THE ISSUER'S SECURITIES.       "Summary;" "Information Concerning the
                                      GNI Special Meeting" and "Special
                                      Factors--Interests of Directors and
                                      Executive Officers"

12. ITEM 12. PRESENT INTENTION AND
    RECOMMENDATION OF CERTAIN
    PERSONS WITH REGARD TO THE
    TRANSACTION

    Item 12(a).....................   "Information Concerning the GNI Special
                                      Meeting;" "Special Factors--Background of the Merger Transaction;" "--Recommendation of the GNI Board; Effects and Reasons of the Merger;" "Positions of Holders of Rollover Shares;" and "--Interests of
                                      Directors and Executive Officers"

    Item 12(b).....................   "Information Concerning the GNI Special
                                      Meeting;" "Special Factors-- Background of the Merger Transaction;" "--Recommendation of the GNI Board; Effects and Reasons for the Merger;" "--Interests of Directors and Executive Officers"

13. ITEM 13. OTHER PROVISIONS OF
    THE TRANSACTION

    Item 13(a).....................   "The Merger--Appraisal Rights" and Annex
                                      C to the Proxy Statement

    Item 13(b)-(c).................   Not applicable


14. ITEM 14. FINANCIAL INFORMATION


    Item 14(a).....................   "Summary of Selected Historical and Pro
                                      Forma Financial Information;" "Where You
                                      Can Find More Information;"
                                      "Incorporation by Reference" and
                                      "Selected Pro Forma Financial
                                      Information"

    Item 14(b).....................   "Summary of Selected Historical and Pro
                                      Forma Financial Information;" "Where You
                                      Can Find More Information;"
                                      "Incorporation by Reference" and
                                      "Selected Pro Forma Financial
                                      Information"


15. ITEM 15. PERSONS AND ASSETS
    EMPLOYED, RETAINED OR UTILIZED


    Item 15(a).....................   "Information Concerning the GNI Special
                                      Meeting;" "The Merger--Ownership of
                                      Capital Stock" and "--Debt Financing"

    Item 15(b).....................   "Information Concerning the GNI Special
                                      Meeting"


16. ITEM 16. ADDITIONAL
    INFORMATION                       The Proxy Statement of GNI in its
                                      entirety.



17. ITEM 17. EXHIBITS MATERIAL
    TO BE FILED AS EXHIBITS           Separately filed with this Schedule 13e-3.



    ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

            The information set forth in the Proxy Statement under "Notice of the Special Meeting," "Market Price and Dividend Information," "Information Concerning the GNI Special Meeting" and "The Merger--Debt Financing" is incorporated herein by reference.

    ITEM 2.      IDENTITY AND BACKGROUND


            This Amendment No. 4 supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3, originally filed on April 16, 1998, and as thereafter amended and supplemented, by (i) GNI, the issuer of the class and equity securities which is the subject of this Rule 13E-3 transaction whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536; (ii) Mr. Carl V Rush, Jr., a United States citizen whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536;
    (iii) Mr. Titus H. Harris, III, a United States citizen, whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536;
    (iv) Ms. Donna L. Ratliff, a United States citizen whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536; (v) Green I Acquisition Corp., a Delaware corporation whose business address is 399 Park Ave. New York, New York 10043; and (vi) 399 Venture Partners, Inc. a Delaware corporation whose business address is 399 Park Ave., New York, New York 10043. None of the Filing Persons, nor to the best of their knowledge any of the executive officers, directors or control persons of the Filing Persons, has been convicted in a criminal proceeding during the past five years. None of the Filing Persons, nor to the best of their knowledge any of the executive officers, directors or control persons of the Filing Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in an order, decree or judgment enjoining or prohibiting activities under the federal or state securities laws. The information set forth in "Special Factors -- Interests of Directors and Executive Officers" and "Incorporation by Reference" is incorporated by reference.


    ITEM 3.      PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS

            The information set forth in the Proxy Statement under "Summary," "Special Factors -- Background of the Merger Transaction," "-- Interests of Directors and Executive Officers" and "The Merger -- Ownership of Capital Stock" is incorporated herein by reference.

    ITEM 4.      TERMS OF THE TRANSACTION

            The information set forth in the Proxy Statement under "Information Concerning the GNI Special Meeting," "The Merger" and "The Merger Agreement" is incorporated herein by reference.

    ITEM 5.      PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


            The information set forth in the Proxy Statement under "Special Factors -- Estimates of Future Operations," "-- Interests of Directors and Executive Officers," "The Merger -- Ownership of Capital Stock," "-- Conduct of GNI's Business after the Merger," "-- Certain Effects of the Merger," "The Merger Agreement -- The Surviving Corporation," "-- Debt Financing," and "-- Board of Directors of the Company Following The Merger" is incorporated herein by reference. Effective July 28, 1998, Newton E. Dudney, M.D., G. Stacy Smith, Titus H. Harris, Jr. and John W. Lyons resigned from the Board of Directors of the Company and, following the effectiveness of such resignations, the authorized number of directors was set at five and Messrs. Cashin, Parfit, O'Mara and Silvestri were elected as directors. On August 6, 1998, the Company filed a Form 15 terminating the Company's obligations to file reports under the Securities Exchange Act of 1934, as amended.

    ITEM 6.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

            The information set forth in the Proxy Statement under "The Merger -- Debt Financing," and "-- Expenses of the Transaction" is incorporated herein by reference. On July 28, 1998, GNI sold $75 million in aggregate principal amount of Senior Notes due 2005 (the "Notes"). Interest on the Notes will be payable semiannually on January 15 and July 15 of each year commencing on January 15, 1999, at the rate of 10 7/8% per annum. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2003, at the following prices (expressed as a percentage of the principal amount thereof):

                    July 15, 2003                  105.4375%
                    July 15, 2004 and thereafter   100.000%

    In addition, the Company, at its option, may redeem at any time prior to July 15, 2001, up to 25% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 110.875% of the principal amount so redeemed, plus accrued and unpaid interest thereon (and any Liquidated Damages, if any) to the redemption date with the net cash proceeds of one or more Public Equity Offerings, provided that at least 75% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering. The Notes are general senior unsecured obligations of the Company and rank pari passu in right of payment to all other senior indebtedness of the Company.


    ITEM 7.      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger Transaction," "-- The Board's Recommendation," "-- Recommendation of the GNI Board; Effects and Reasons for the Merger," "--Positions of Holders of Rollover Shares," "-- Purposes and Reasons of 399 Partners and Green I for the Merger," "--Positions of 399 Partners and Green I as to Fairness of the Merger," and "-- Fairness Opinion" is incorporated herein by reference.

    ITEM 8.      FAIRNESS OF THE TRANSACTION

            The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger Transaction," "-- Fairness Opinion," "--Recommendation of the GNI Board; Effects and Reasons for the Merger," "--The Board's Recommendation," "--Positions of Holders of Rollover Shares," "--Positions of 399 Partners and Green I as to Fairness of the Merger," "Information Concerning the GNI Special Meeting" and "The Merger Agreement" is incorporated herein by reference.

    ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

            The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger Transaction," "--Fairness Opinion," "--Recommendation of the GNI Board; Effects and Reasons for the Merger," "--The Board's Recommendation" and Annex A to the Proxy Statement is incorporated herein by reference.

    ITEM 10.     INTEREST IN SECURITIES OF THE ISSUER

            The information set forth in the Proxy Statement under "Summary," "Special Factors -- Interests of Directors and Executive Officers" and "The Merger -- Ownership of Capital Stock" is incorporated herein by reference.

    ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

            The information set forth in the Proxy Statement under "Summary," "Information Concerning the GNI Special Meeting" and "Special Factors -- Interests of Directors and Executive Officers" is incorporated herein by reference.

    ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

            The information set forth in the Proxy Statement under "Information Concerning the GNI Special Meeting;" "Special Factors -- Background of the Merger Transaction;" "--Recommendation of the GNI Board; Effects and Reasons for the Merger;" "--Positions of Holders of Rollover Shares;" and "--Interests of Directors and Executive Officers" is incorporated herein by reference.


    ITEM 13.    OTHER PROVISIONS OF THE TRANSACTION

           The information set forth in the Proxy Statement under "The Merger -- Appraisal Rights" and Annex C to the Proxy Statement is incorporated herein by reference. As of July 23, 1998, holders, representing approximately 345,000 shares of GNI Common Stock, had requested appraisal rights.


    ITEM 14.     FINANCIAL INFORMATION

            The information set forth in the Proxy Statement under "Summary of Selected Historical and Pro Forma Financial Information;" "Where You Can Find More Information;" "Incorporation by Reference" and "Selected Pro Forma Financial Information" is incorporated herein by reference.

    ITEM 15.     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

            The information set forth in the Proxy Statement under "The Merger --Ownership of Capital Stock," "-- Debt Financing," and "Information Concerning the GNI Special Meeting" is incorporated herein by reference.


    ITEM 16.     ADDITIONAL INFORMATION.

            Reference is hereby made to the Proxy Statement and the Annexes thereto, each of which is incorporated by reference herein.

ITEM 17.  MATERIALS TO BE FILED AS EXHIBITS

    (a)     Not applicable.



    (b)(1)  Letter of Sanders Morris Mundy Inc. dated February 10, 1998
       (2)  Letter of Sanders Morris Mundy Inc. dated June 18, 1998
       (3) Presentation Materials to the Board of Directors made by Sanders Morris Mundy Inc. dated February 10, 1998
       (4) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated June 24, 1997
       (5) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated October 6, 1997
       (6) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated January 6, 1997 [sic 1998]
       (7)  Consent of Sanders Morris Mundy Inc. dated June 18, 1998



    (c)(1)  Letter of Intent dated January 22, 1998 between GNI and 399 Partners
       (2)  Agreement and Plan of Merger dated February 12, 1998

       (3)  First Amendment to Agreement and Plan of Merger dated June 17, 1998

       (4)  Management Voting Agreement dated February 11, 1998
       (5)  Voting Agreement dated February 11, 1998

       (6) Form of Stockholders Agreement dated June __,1998, among 399 Venture Partners, Inc. and the stockholders named therein

       (7)  Form of Registration Rights Agreement dated June__, 1998

       (8)  Letter of CIBC Oppenheimer Corp. dated June 17, 1998


       (9) Letter of Donaldson Lufkin & Jenrette Securities Corporation dated February 6, 1998


      (10)* Letter of NationsBank, N.A. dated July 10, 1998


    (d)     Proxy Statement of The GNI Group, Inc., dated June 23, 1998

    (e)     Section 262 of the General Corporation Law of the State of Delaware
    (f)
---------------

     *  Filed herewith.

                                   SIGNATURES

     After due inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.


Dated:  August 6, 1998


                                        THE GNI GROUP, INC.

                                        For itself, and as successor in
                                          interest by virtue of the
                                          Merger, to Green I Acquisition
                                          Corp.



                                        By:     /s/ Carl V Rush, Jr.
                                           ------------------------------------
                                                    Carl V Rush, Jr.
                                                    President


                                                /s/ Carl V Rush, Jr.
                                           ------------------------------------
                                                    Carl V Rush, Jr.

                                              /s/ Titus H. Harris, III
                                           ------------------------------------
                                                  Titus H. Harris, III


                                                 /s/ Donna L. Ratliff
                                           ------------------------------------
                                                     Donna L. Ratliff



                                        399 VENTURE PARTNERS, INC.


                                        By: /s/ Joseph M. Silvestri
                                           ------------------------------------
                                        Name:   Joseph M. Silvestri
                                        Title:  Vice President

                                 EXHIBIT INDEX

    (b)(1)  Letter of Sanders Morris Mundy Inc. dated February 10, 1998
       (2)  Letter of Sanders Morris Mundy Inc. dated June 18, 1998
       (3) Presentation Materials to the Board of Directors made by Sanders Morris Mundy Inc. dated February 10, 1998
       (4) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated June 24, 1997
       (5) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated October 6, 1997
       (6) Presentation Materials to the Board of Directors made by First Analysis Securities Corporation dated January 6, 1997 [sic 1998]
       (7)  Consent of Sanders Morris Mundy Inc. dated June 18, 1998




    (c)(1)  Letter of Intent dated January 22, 1998 between GNI and 399 Partners
       (2)  Agreement and Plan of Merger dated February 12, 1998


       (3)  First Amendment to Agreement and Plan of Merger dated June 17, 1998

       (4)  Management Voting Agreement dated February 11, 1998
       (5)  Voting Agreement dated February 11, 1998
       (6) Form of Stockholders Agreement dated June__,1998, among 399 Venture Partners, Inc. and the stockholders named therein;
       (7)  Form of Registration Rights Agreement dated June__, 1998
       (8)  Letter of CIBC Oppenheimer Corp. dated June 17, 1998;
       (9) Letter of Donaldson Lufkin & Jenrette Securities Corporation dated February 6, 1998;

      (10)* Letter of NationsBank, N.A. dated July 10, 1998


    (d)     Proxy Statement of The GNI Group, Inc., dated June 23, 1998


    (e) Section 262 of the General Corporation Law of the State of Delaware. See Annex C to the Proxy Statement filed as Exhibit D to this
            Schedule 13E-3.

    (f)

-------------

* Filed herewith.